Givaudan


10016106

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 5 August 2010
RG/rmj8032
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Half Year Report 2010	5 August 2010 published on the Internet	J
Media Release : Half Year Results 2010 : Double-digit sales growth and strongly improved profitability	5 August 2010	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

dlw 8/10

Givaudan

Media Release

Half Year 2010 Results
Double-digit sales growth and strongly improved profitability

- **Sales CHF 2.2 billion; 10.5% growth in local currencies**
- **Developing markets reach 41% of group sales**
- **EBITDA improved to CHF 529 million, up 26% in local currencies**
- **EBITDA margin improved to 24.1% from 21.2%**
- **Net income CHF 200 million, up 108%**

Geneva, 5 August 2010

"Givaudan is capitalising on its expanded leadership position resulting from the successful integration of Quest. This translates into numerous new wins and strong sales growth across all geographies and customers, as well as into significant profitability improvements. We are on track with our targets," said Gilles Andrier, Chief Executive Officer.

Group sales for the first six months of the year totalled CHF 2,199 million, an increase of 10.5% in local currencies and 10.2% in Swiss francs compared to the previous year. The strong performance from the first quarter continued into the second quarter.
Developing markets sales continued its strong 2009 growth momentum and reached 41% of group sales.

Fragrance Division sales were CHF 1,017 million, an increase of 13.3% in local currencies and 13.1% in Swiss francs versus the same period in 2009.

Flavour Division sales were CHF 1,182 million, an increase of 8.1% in local currencies and 7.8% in Swiss francs compared to the previous year.

Gross Margin

The gross profit margin increased to 46.8% from 44.9% as a result of the strong sales performance, further integration savings and better absorption of fixed production costs compared to 2009.

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)

EBITDA increased to CHF 490 million in 2010 from CHF 388 million in 2009. On a comparable basis EBITDA reached CHF 529 million increasing from the CHF 424 million reported last year. When measured in local currency terms, the EBITDA on a comparable basis increased by 25.9%. The comparable EBITDA margin was 24.1% in 2010, significantly higher than the 21.2% reported in 2009. The strong sales performance, tight cost control and continued integration savings all contributed to this outstanding improvement.

Operating Income

The operating income increased to CHF 330 million from CHF 245 million last year. On a comparable basis, excluding CHF 47 million of integration costs and impairments, the operating income increased to CHF 377 million in 2010 from CHF 282 million for the same period in 2009. When measured in local currency terms, the operating income on a comparable basis increased by 35.1%. The operating margin on a comparable basis increased to 17.1% in 2010 from 14.1% reported for the same period in 2009.

Financial Performance

Financing costs were CHF 54 million in the first half of 2010, down from CHF 75 million for the same period in 2009. Other financial expense, net of income was CHF 13 million in 2010, versus CHF 40 million in 2009. In particular, the impairment charges incurred in the first half of 2009 were not repeated.
The Group's income taxes as a percentage of income before taxes were 24% in 2010, versus 26% in 2009.

Net Income

In actual terms, the net income increased by 108.3% to CHF 200 million in 2010 from CHF 96 million in 2009. This results in a net profit margin of 9.1%, versus 4.8% in 2009. Basic earnings per share increased to CHF 22.58 from CHF 12.62 for the same period in 2009.

Cash Flow

Givaudan delivered an operating cash flow of CHF 229 million for the first six months of 2010, down from the CHF 422 million generated for the comparable period in 2009. The strong sales

growth resulted in an increase in working capital, with both inventories and accounts receivable up. As a percentage of sales, working capital remained stable.

Total investments in property, plant and equipment were CHF 33 million, down from the CHF 43 million incurred in 2009. Intangible asset additions were CHF 34 million in 2010, a significant portion of this investment being in the company's ERP project, based on SAP. SAP was successfully implemented in North America (Fragrances) and South America is on track to be completed by the end of 2010.
Operating cash flow after investments was CHF 163 million, down versus the CHF 344 million recorded in 2009. Free cash flow, defined as operating cash flow after investments and interest paid, was CHF 82 million in the first half of 2010, down from CHF 256 million for the comparable period in 2009.

Financial Position
Givaudan's financial position remained solid at the end of June 2010. A strong operating performance was only dampened by pressure on working capital, although as a percentage of sales, working capital remained constant. Net debt at June 2010 was CHF 1,716 million, up from CHF 1,499 million (excluding the Mandatory Convertible Securities, MCS) at December 2009. The main increase in the net debt was due to the CHF 187 million payment of the dividend. In March 2010 the MCS with a value of CHF 750 million matured and the Givaudan shares were delivered to holders of theses securities. In total 736,785 new shares were delivered to holders of MCS, increasing the total number of outstanding shares to 9,233,586.

Outlook
For the full year 2010, Givaudan is confident to further outgrow the underlying market, based on its growing pipeline of briefs and new wins. Despite the strong comparables of the second half year of 2009, the company expects sales to grow above 5% in local currencies for the full year. The integration achievements have reinforced Givaudan's unique platform for accelerated growth and performance improvement. The company is confident to achieve the announced savings target of CHF 200 million by the end of the year and therefore to reach its pre-acquisition EBITDA margin level of 22.7%. In an improved environment, Givaudan continues to focus on its growth initiatives to expand in developing countries and in key segments.

Key Figures

in Mio CHF except per share data	HY 2010	HY 2009
Group sales	2,199	1,996
Fragrance sales	1,017	899
Flavour sales	1,182	1,097
Gross profit	1,029	896
as % of sales	*46.8%*	*44.9%*
EBITDA at comparable basis 1) 2)	529	424
as % of sales	*24.1%*	*21.2%*
EBITDA 1)	490	388
as % of sales	*22.3%*	*19.4%*
Operating income at comparable basis 2)	377	282
as % of sales	*17.1%*	*14.1%*
Operating income	330	245
as % of sales	*15.0%*	*12.3%*
Net income	200	96
as % of sales	*9.1%*	*4.8%*
Basic Earnings per share	22.58	12.62

in Mio CHF	30 June 2010	31 December 2009
Current assets	*2,411*	*2,389*
Non-current assets	*4,644*	*4,694*
Total Assets	**7,055**	**7,083**
Current liabilities	*774*	*1,466*
Non-current liabilities	*2,721*	*2,805*
Equity	*3,560*	*2,812*
Total liabilities and equity	**7,055**	**7,083**

1) EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets.

2) EBITDA at comparable basis excludes acquisition related restructuring expenses. Operating income at comparable basis excludes acquisition related restructuring expenses and impairment of long-lived assets.

Fragrance Division

Fragrance Division sales increased to CHF 1,017 million during the first six months of 2010, an increase of 13.3% in local currencies and 13.1% in Swiss francs. The excellent performance during the first quarter continued into the second quarter, which posted a growth of 12.4% in local currencies. Improved sales of existing products and a number of new wins with key customers contributed to this result. Total sales for Fragrance compounds (Fine Fragrances and Consumer Products combined) increased by 12.9%, in both local currencies and Swiss francs, to CHF 884 million from CHF 783 million.

Sales in Consumer Products increased by 9.9% in local currencies. All regions contributed to the strong growth. Fine Fragrances grew 24.2% in local currencies driven by a number of new wins with key accounts, the significant success of some recent launches, customers returning to order patterns seen before 2009 and some re-stocking in retail. Fragrance Ingredients sales also contributed to the division's strong performance with a 15.8% growth in local currencies. This growth was achieved in all product categories with a certain degree of re-stocking.

EBITDA increased by 23.3% to CHF 196 million from CHF 159 million. The EBITDA on a comparable basis was CHF 226 million, above the CHF 179 million reported last year, mainly as a result of the higher sales and the higher gross profit. When measured in local currency terms, the EBITDA on a comparable basis increased by 27.3%.The EBITDA margin on a comparable basis increased to 22.2% from 19.9% versus last year.

The operating income increased by 26.1% to CHF 116 million from CHF 92 million last year. The operating income on a comparable basis was CHF 153 million, above the CHF 112 million reported last year. When measured in local currency terms, the operating income on comparable basis increased by 38.4 %. The operating margin on a comparable basis increased to 15.0% from 12.5% reported last year, as a result of the strong operational performance.

Fine Fragrances

Fine Fragrances grew 24.2% in local currencies driven by a number of new wins with key accounts, the significant success of some recent launches, customers returning to order patterns seen before 2009 and some degree of re-stocking. This compares to the significant de-stocking experienced in the first half of 2009 and the generally weak consumer demand throughout last year. The strong sales performance was achieved in both developing and mature markets, across all key segments.

On a regional basis, Europe and North America delivered both strong double-digit gains. The business pipeline remains strong with a significant number of new briefs received during the first half of the year.

Givaudan fragrances were behind a significant number of awards for our clients' products. In the prestige feminine category, Givaudan fragrances for Lola by Marc Jacobs and Ricci Ricci by Nina Ricci won every award in the U.S. and all countries in Europe. In the prestige men's category, One Million by Paco Rabanne and Artisan by John Varvatos also won numerous awards. In total, 19 Fine Fragrance products with fragrances created by Givaudan were recognised in different ceremonies across Europe and the US.

In addition, the Fragrance Foundation, New York, awarded Givaudan's Miriad® 2.0 the FiFi® Technological Breakthrough of the Year for Fragrance Creation & Formulation.
Miriad® 2.0 is an interactive knowledge management tool which combines in-depth knowledge about ingredients, consumers and markets in one single, globally-accessible system.
This award is an acknowledgement of Givaudan's ability to bring the consumer voice to every phase of the fragrance development process.

Consumer Products

Sales of Consumer Products grew 9.9% in local currencies. The developing markets in particular continued to generate double-digit growth while mature markets improved and delivered significant positive growth versus prior year.

First half sales were the strongest in any reporting period since the acquisition of Quest. This increase was achieved across both international and regional customer segments.

Asia Pacific posted double-digit sales growth across all customer groups and all product segments. Sales increase was especially strong in India, Thailand and China.

Latin America reported strong growth, especially in Mexico, Argentina and Venezuela. Local and regional customer sales grew at double-digit rates.

Europe, Africa and the Middle East reported a solid increase versus previous year among all customer groups. The sales increase was driven by a double-digit growth in the developing markets of Central and Eastern Europe, Africa and the Middle East as well as growth in the mature markets.

North America posted double-digit growth driven by a strong air care category performance and solid results with international customers.

On a worldwide basis, all product segment sales increased above prior year levels. Sales in home, fabric and personal care categories posted double-digit growth. In particular the air care category, which had declining sales in the same period of last year, continued to deliver a strong double-digit increase in the second quarter.

Fragrance Ingredients

Sales of Fragrance Ingredients increased 15.8% in local currencies versus last year. Sales volumes continued at good levels in both quarters of 2010. Double-digit growth was achieved in all product categories, supported by re-stocking with key customers.

Flavour Division

Flavour Division sales increased to CHF 1,182 million, a growth of 8.1% in local currencies and 7.8% in Swiss francs. The excellent sales performance seen in the first quarter accelerated in the second quarter, which posted a growth of 8.7% in local currencies.

In an improved economic environment, the Flavour Division grew across all four regions. Strong new wins in the Sweet Goods, Beverage and Snacks segments contributed to the increase. Strong high double-digit gains were reported in all developing markets, continuing the strong growth trends from the first quarter. The mature markets delivered an accelerated growth over the first quarter, driven by volume gains and new wins particularly in North America.

EBITDA increased by 28.4% to CHF 294 million from CHF 229 million. The EBITDA on a comparable basis was CHF 303 million, above the CHF 245 million reported last year, mainly as a result of the higher sales, higher gross profit and tightly controlled expenses. When measured in local currency terms, the EBITDA on a comparable basis increased by 24.9%. The EBITDA margin on a comparable basis increased to 25.6% from 22.3% last year.

The operating income increased by 39.9% to CHF 214 million from CHF 153 million last year. The operating income on a comparable basis was CHF 224 million, above the CHF 170 million reported last year. When measured in local currency terms, the operating income on a comparable basis increased by 33.5%. The operating margin on a comparable basis increased to 19.0% from 15.5% reported last year.

The Flavour Division growth strategies continued to have a positive impact on performance as demonstrated by the double-digit growth in developing markets, Health and Wellness taste solutions and with key targeted accounts.

Asia Pacific

Sales in Asia Pacific increased 10.6% in local currencies versus the first half of 2009. The developing markets of China, India and Thailand recorded strong growth stemming from significant Beverage, Snack and Sweet Goods wins. The mature markets growth for the first six months was driven by improved results in Japan, South East Asia and the Korean markets. All major segments contributed to this result.

Europe, Africa and Middle East

Sales across Europe continued to improve in both mature and developing markets, recording a 5.8% growth in local currencies. The mature markets growth was driven by Western Europe and Central Europe as a result of new wins in key categories. The developing markets grew at a double-digit pace for the first six months as Africa and Middle East continued their strong growth while Poland and Russia rebounded in an improved economic environment compared to 2009. Significant wins in Beverage, Sweet Good and Snacks helped contribute to this result.

North America

Improved economic conditions, volume gains combined with strong Beverage, Dairy and Sweet Good wins fuelled a 3.4% sales growth in local currencies. The sales momentum significantly improved in the second quarter and the pipeline for new customer briefs has grown compared to first six months of 2009, particularly in the areas of Savoury, Beverage, Snacks and Sweet Goods.

Latin America

Sales performance in Latin America again delivered a strong growth rate of 26.1% against high comparables. Organic growth and significant new wins coming from all major segments supported the strong result particularly in the Beverage, Sweet Good and Snack segments.

The 2010 Half Year Report is available on Givaudan's internet site http://www.givaudan.com . This afternoon, 5 August 2010 at 15.00 CET, a conference call will be broadcasted on Givaudan's internet site http://www.givaudan.com.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

File N° 1263-2B-82-5087

Givaudan

ENGAGING
THE
SENSES



Half Year Report & Financial Report 2010

Our brand

Givaudan has significantly evolved over many decades and continues to grow its leadership position without losing sight of its unique heritage. Our brand provides a strong framework to showcase an expanded product and technology portfolio as well as our unique talent and expertise. Our tagline 'Engaging the Senses' and the four pillars – Knowledge, Discovery, Artistry and Performance – are the words and ideas that define us and compose our new voice.



Knowledge is the source from which concepts are born. It is essential to nourish the creative process and employ clear thinking in order to find pertinent breakthrough solutions. It provides the vital synergy of creativity, science and technology.



Discovery is the process of revelation and invention. It is the cultivation, nurturing and development of iconic fragrances and flavours so as to create new product applications and market opportunities.



Artistry is the skill of our experienced human touch that transforms the cutting-edge palette of ingredients and ideas into original, creative, popular and successful brands. It is the ability and the manner of handling complex issues to find pertinent and breakthrough solutions.



Performance is our unparalleled ability to deliver products and services globally, grounded in quality, reliability, and timeliness, supported by our expertise in existing and emerging regulations, ensuring product safety and compliance.

Givaudan at a glance

As the leading company in the fragrance and flavours industry, Givaudan develops unique and innovative creations for its customers around the world. We have an estimated 25% market share of the industry, and this leadership position is underpinned by a sales and marketing presence in all major markets. Our offering in fragrances ranges from perfumes to household care products, and in flavours our expertise spans beverages to savoury snacks and dairy products.

Our results

For the Six Months Ended 30 June in millions of Swiss francs, except for per share data	2010	2009
Sales	**2,199**	**1,996**
Gross profit	**1,029**	**896**
as % of sales	46.8%	44.9%
EBITDA at comparable basis [a, b]	**529**	**424**
as % of sales	24.1%	21.2%
EBITDA [a]	**490**	**388**
as % of sales	22.3%	19.4%
Operating income at comparable basis [b]	**377**	**282**
as % of sales	17.1%	14.1%
Operating income	**330**	**245**
as % of sales	15.0%	12.3%
Income attributable to equity holders of the parent	**200**	**95**
as % of sales	9.1%	4.8%
Earnings per share – basic (CHF)	**22.58**	**12.62**
Earnings per share – diluted (CHF)	**22.45**	**12.58**
Operating cash flow	**229**	**422**
as % of sales	10.4%	21.1%

a) EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets.

b) EBITDA at comparable basis excludes acquisition related restructuring expenses. Operating income at comparable basis excludes acquisition related restructuring expenses and impairment of long-lived assets.

Our business

Our operations are driven by two businesses, the Fragrance Division and the Flavour Division, which are supported by Group functions such as Finance, Communications, Human Resources and IT.

Divisions



Flavour Division

We are a trusted partner to the world's leading food and beverage companies, combining our global expertise in sensory understanding, analysis and consumer-led innovation in support of unique product applications and new market opportunities. We work with beverage and food manufacturers to develop flavours and tastes for market-leading products across all continents.

Divisional breakdown
Flavour Division sales %



Confectionary 18%
Baked goods,
Sugar confectionery
Chocolate
Chewing gum
Beverages 35%
Soft drinks
Fruit juices
Instant beverages
Dairy 12%
Ice cream & yoghurt
Desserts
Yellow fats
(margarines)
Savoury 35%
Ready-made meals
Snacks
Soups & sauces
Meat & poultry



Fragrance Division

Our perfumery team is the largest in the industry. Our talents extend across three business areas, Fine Fragrances, Consumer Products and Fragrance Ingredients, through which we create for leading brands worldwide. In-depth consumer understanding, a high-performing research and development organisation and an efficient global operations network support our business.

Divisional breakdown
Fragrance Division sales %



Fragrance Ingredients 13%
Internal use
Third-party sales
Fine Fragrances 20%
Signature fragrances
Line extensions
Consumer Products 67%
Fabric and personal care
Hair & skin care
Household & air care
Oral care

Business process



Research
Innovating to create new consumer-preferred aromas and ingredients combinations and improving the performance of flavours and fragrances in their final application.





Creation
The creative process of transforming ingredients and technology into successful products.





Winning the brief
An ability to fulfil the demands of our customers, thanks to successful research and creation.





Production
Timely and efficient manufacturing of thousands of flavour and fragrance ingredients globally.

Global locations



Mature markets
Group sales 59%

Representing 59% of the annual revenue, mature markets such as North America, Western Europe and Japan are expected to grow more slowly than the developing markets but at the same time offer potential for growth in several areas, such as the increase in demand for Health and Wellness products.



Givaudan's ChefsCouncil™ at work in Barcelona, Spain.

Developing markets
Group sales 41%

Sales in developing markets such as Asia Pacific and Latin America, as well as Eastern Europe already account for 41% of annual revenues but this number is expected to increase in future. Market growth is expected to be significantly higher due to urbanisation and changes in lifestyle as well as the increase in consumers' disposable income. To fully capture this potential, we have a dedicated presence with creation and production facilities in all key regions.



New Fragrance Creative Centre at the Jaguaré site in São Paulo, Brazil.

8,511
Employees

33
Production sites

82
Locations worldwide

25%
Market share (approx)

Key events

January

13 January
Givaudan celebrates the 60th anniversary of its presence in the Mexican market. The company started in 1949 with a small office in Chimalpopoca Street, Mexico City and in 1983 opened its Flavours facility in Cuernavaca in Morelos.



February

1–6 February
Givaudan flavour team travels through northern and western India on a CulinaryTrek™ looking for sources of inspiration and authentic flavour creation ideas from new ingredients and traditional recipes that will translate into snacks and ready meals.



16 February
Full Year 2009 Results : Givaudan reinforces its leadership position with a solid performance in challenging times.

March

5 March
The implementation of Givaudan's enterprise system based on SAP continues across North America with successful go-lives at three sites: Mount Olive (New Jersey), Ridgedale (New Jersey) and New York (New York).

25 March
The Annual General Meeting (AGM) elects Irina du Bois as a new member of the Board and re-elects Peter Kappeler, both for a term of three years. A 34% increase in the number of attending shareholders makes this 10th anniversary AGM the largest yet.

25 March
Release of Givaudan's first sustainability report – Sustainability: the Givaudan Facts – shares many of the existing sustainability-related initiatives from the last 12 months, as well as the company's long-term aspirations.



April

9 April
First Quarter 2010 Sales : Givaudan posts strong start into 2010.

28 April
The Fragrance Foundation, New York announces Givaudan's Miriad® 2.0 as the winner of this year's FiFi® Technological Breakthrough of the Year for Fragrance Creation & Formulation.


The Fragrance Foundation
2010
Winner
Technological
Breakthrough of the Year
Fragrance Creation & Formulation

May

21 May
Givaudan sweeps to success at the Cosmetic Executive Women (CEW) Beauty Awards in New York. In the presence of 1,800 industry professionals, Givaudan was the creative force behind the winners in all three fragrance categories.

27 May
Flavours teams from the USA and Europe staff booths at The DrinksIngredients 2010 Virtual Conference and Expo offering information about TasteEssentials™ Citrus, TasteSolutions™ Sweetness, TasteEssentials™ Tea, TasteEssentials™ Coffee and ByNature™ for beverages.

28 May
Launch of the new 'Engaging the Senses' brand positioning, reflecting a stronger and more differentiated Givaudan to all stakeholders.

Givaudan
ENGAGING
THE
SENSES

June

8 June
Givaudan celebrates its 10th anniversary on the SIX Swiss Exchange.

23–30 June
The Givaudan CulinaryTrek™ China team travelled to Si Chuan province to smell, taste and analyse spicy cuisines popular with Chinese consumers. We explored local markets and restaurants looking for authentic ingredients, flavours and popular dishes that will translate into processed meat, noodles, snacks and quick-serve restaurant meals for our customers.

30 June
Givaudan launches iPerfumer, also known as the "personal fragrance consultant" in your pocket, the first iPhone application to help consumers navigate the perfume market.



Review of operations

In the first half of 2010, Givaudan achieved double-digit sales growth and strongly improved profitability.

"Givaudan is capitalising on its expanded leadership position resulting from the successful integration of Quest. This translates into numerous new wins and strong sales growth across all geographies and customers, as well as into significant profitability improvements. We are on track with our targets," said Gilles Andrier, Chief Executive Officer.

Group sales for the first six months of the year totalled CHF 2,199 million, an increase of 10.5% in local currencies and 10.2% in Swiss francs compared to the previous year. The strong performance from the first quarter continued into the second quarter.

Developing markets sales continued their strong 2009 growth momentum and reached 41% of Group sales.

Fragrance Division sales were CHF 1,017 million, an increase of 13.3% in local currencies and 13.1% in Swiss francs versus the same period in 2009.

Flavour Division sales were CHF 1,182 million, an increase of 8.1% in local currencies and 7.8% in Swiss francs compared to the previous year.

Gross Margin

The gross profit margin increased to 46.8% from 44.9% as a result of the strong sales performance, further integration savings and better absorption of fixed production costs compared to 2009.

Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)

EBITDA increased to CHF 490 million in 2010 from CHF 388 million in 2009. On a comparable basis EBITDA reached CHF 529 million, increasing from the CHF 424 million reported last year. When measured in local currency terms, the EBITDA on a comparable basis increased by 25.9%. The comparable EBITDA margin was 24.1% in 2010, significantly higher than the 21.2% reported in 2009. The strong sales performance, tight cost control, continued integration savings contributed to this outstanding improvement.

Operating Income

The operating income increased to CHF 330 million from CHF 245 million last year. On a comparable basis, excluding CHF 47 million of integration costs and impairments, the operating income increased to CHF 377 million in 2010 from CHF 282 million for the same period in 2009. When measured in local currency terms, the operating income on a comparable basis increased by 35.1%. The operating margin on a comparable basis increased to 17.1% in 2010 from 14.1% reported for the same period in 2009.

Financial Performance

Financing costs were CHF 54 million in the first half of 2010, down from CHF 75 million for the same period in 2009. Other financial expense, net of income was CHF 13 million in 2010, versus CHF 40 million in 2009. In particular, the impairment charges incurred in the first half of 2009 were not repeated.

The Group's income taxes as a percentage of income before taxes were 24% in 2010, versus 26% in 2009.


2,199m
↑10.5%
Group Sales (CHF)
1,017m
↑13.3%
Fragrance Sales (CHF)
1,182m
↑8.1%
Flavours Sales (CHF)

Net Income

In actual terms, the net income increased by 108.3% to CHF 200 million in 2010 from CHF 96 million in 2009. This results in a net profit margin of 9.1%, versus 4.8% in 2009. Basic earnings per share increased to CHF 22.58 from CHF 12.62 for the same period in 2009.

Cash Flow

Givaudan delivered an operating cash flow of CHF 229 million for the first six months of 2010, down from the CHF 422 million generated for the comparable period in 2009. The strong sales growth resulted in an increase in working capital, with both inventories and accounts receivable up. As a percentage of sales, working capital remained stable.

Total investments in property, plant and equipment were CHF 33 million, down from the CHF 43 million incurred in 2009. Intangible asset additions were CHF 34 million in 2010, a significant portion of this investment being in the company's ERP project, based on SAP. SAP was successfully implemented in North America (Fragrances) and South America is on track to be completed by the end of 2010.

Operating cash flow after investments was CHF 163 million, down versus the CHF 344 million recorded in 2009. Free cash flow, defined as operating cash flow after investments and interest paid, was CHF 82 million in the first half of 2010, down from CHF 256 million for the comparable period in 2009.

Financial Position

Givaudan's financial position remained solid at the end of June 2010. A strong operating performance was only dampened by pressure on working capital, although as a percentage of sales, working capital remained constant. Net debt at June 2010 was CHF 1,716 million, up from CHF 1,499 million (excluding the Mandatory Convertible Securities – MCS) at December 2009. The main increase in the net debt was due to the CHF 187 million payment of the dividend. In March 2010 the MCS with a value of CHF 750 million matured and the Givaudan shares were delivered to holders of these securities. In total 736,785 new shares were delivered to holders of MCS, increasing the total number of outstanding shares to 9,233,586. At the end of June 2010 the leverage ratio (defined as net debt divided by net debt plus equity) was 33%, compared to 30% at the end of 2009.

Outlook

For the full year 2010, Givaudan is confident to further outgrow the underlying market, based on its growing pipeline of briefs and new wins. Despite the strong comparables of the second half year of 2009, the company expects sales to grow above 5% in local currencies for the full year. The integration achievements have reinforced Givaudan's unique platform for accelerated growth and performance improvement. The company is confident to achieve the announced savings target of CHF 200 million by the end of the year and therefore to reach its pre-acquisition EBITDA margin level of 22.7%. In an improved environment, Givaudan continues to focus on its growth initiatives to expand in developing countries and in key segments.

Fragrance Division

Sales increased to CHF 1,017 million during the first six months of 2010, an increase of 13.3% in local currencies and 13.1% in Swiss francs.

Summary

Fragrance Division sales increased to CHF 1,017 million during the first six months of 2010, an increase of 13.3% in local currencies and 13.1% in Swiss francs. The excellent performance during the first quarter continued into the second quarter, which posted a growth of 12.4% in local currencies. Improved sales of existing products and a number of new wins with key customers contributed to this result. Total sales for Fragrance Compounds (Fine Fragrances and Consumer Products combined) increased by 12.9%, in both local currencies and Swiss francs, to CHF 884.4 million from CHF 783 million.

Sales in Consumer Products increased by 9.9% in local currencies. All regions contributed to the strong growth. Fine Fragrances grew 24.2% in local currencies driven by a number of new wins with key accounts, the significant success of some recent launches, customers returning to order patterns seen before 2009 and some re-stocking in retail. Fragrance Ingredients sales also contributed to the division's strong performance with a 15.8% growth in local currencies. This growth was achieved in all product categories with a certain degree of re-stocking.

EBITDA increased by 23.3% to CHF 196 million from CHF 159 million. The EBITDA on a comparable basis was CHF 226 million, above the CHF 179 million reported last year, mainly as a result of the higher sales and the higher gross profit. When measured in local currency terms, the EBITDA on a comparable basis increased by 27.3%.

The EBITDA margin on a comparable basis increased to 22.2% from 19.9% versus last year.

The operating income increased by 26.1% to CHF 116 million from CHF 92 million last year. The operating income on a comparable basis was CHF 153 million, above the CHF 112 million reported last year. When measured in local currency terms, the operating income on comparable basis increased by 38.4%. The operating margin on a comparable basis increased to 15.0% from 12.5% reported last year, as a result of the strong operational performance.

Fine Fragrances

Fine Fragrances grew 24.2% in local currencies driven by a number of new wins with key accounts, the significant success of some recent launches, customers returning to order patterns seen before 2009 and some degree of re-stocking. This compares to the significant de-stocking experienced in the first half of 2009 and the generally weak consumer demand throughout last year. The strong sales performance was achieved in both developing and mature markets, across all key segments.



Artistry

Fine Fragrance Awards
Fragrances celebrated acknowledgement in multiple countries across both Europe and the USA with an outstanding number of award-winning fragrances at this year's Fragrance Foundation FiFi and CEW Beauty awards.

Our artistry was behind the winners of every Prestige Women's category in 2010. Marc Jacob's Lola won Women's Prestige at the US CEW Beauty Awards, where fragrances created by Givaudan won all three fragrance categories, and this year's Fragrance Foundation's New York FIFI Awards as well as in the UK, France, Germany and Italy. In France Nina Ricci's Ricci Ricci was named Best Women's Fragrance at the Grand Prix du Parfum awards. Other categories also included fragrances created by Givaudan.

Miriad® 2.0 won FiFi® Technological Breakthrough of the Year for Fragrance Creation & Formulation. Recognising innovation that helps to move the industry forward, this award is an acknowledgement of Givaudan's ability to bring the consumer voice to every phase of fragrance creation.

On a regional basis, Europe and North America delivered strong double-digit gains. The business pipeline remains strong with a significant number of new briefs received during the first half of the year.

Givaudan fragrances were behind a significant number of awards for our clients' products. In the prestige feminine category, Givaudan fragrances for Lola by Marc Jacobs and Ricci Ricci by Nina Ricci won every award in the USA and all countries in Europe. In the prestige men's category, One Million by Paco Rabanne and Artisan by John Varvatos also won numerous awards. In total, 19 Fine Fragrance products with fragrances created by Givaudan were recognised in different ceremonies across Europe and the USA.

Furthermore, Givaudan's Miriad® 2.0 program of Consumer Understanding won the USA FiFi® Technological Breakthrough of the Year for Fragrance Creation & Formulation.

Miriad® 2.0 is an interactive knowledge management tool which combines in-depth knowledge about ingredients, consumers and markets in one single, globally-accessible system.

This award is an acknowledgement of Givaudan's ability to bring the consumer voice to every phase of the fragrance development process.

Consumer Products

Sales of Consumer Products grew 9.9% in local currencies. The developing markets in particular continued to generate double-digit growth while mature markets improved and delivered significant positive growth versus prior year.

First half sales were the strongest in any reporting period since the acquisition of Quest. This increase was achieved across both international and regional customer segments.

Asia Pacific posted double-digit sales growth across all customer groups and all product segments. Sales increase was especially strong in India, Thailand and China.

Latin America reported strong growth, especially in Mexico, Argentina and Venezuela. Local and regional customer sales grew at double-digit rates.

Europe, Africa and the Middle East reported a solid increase versus previous year among all customer groups. The sales increase was driven by a double-digit growth in the developing markets of Central and Eastern Europe, Africa and the Middle East as well as growth in the mature markets.

North America posted double-digit growth driven by a strong air care category performance and solid results with international customers.


Welcome to iPerfumer.
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Knowledge

iPerfumer
Available for free download from the Apple App Store, iPerfumer is an iPhone application to help consumers navigate the perfume market.

Watching market developments, Givaudan connected technological developments, such as the expanding use of mobile phones as information devices, with a consumer need for guidance when buying perfume.

iPerfumer shortlists best-suited perfumes by suggesting scents based on an algorithmic calculation derived from fragrance and the olfactive preferences of the iPerfumer user.

Further functionality also allows users to find out which perfumes on the market are most liked by other perfume buyers.

For the Six Months Ended 30 June in millions of Swiss francs	2010	2009
Segment sales to third parties	**1,017**	**899**
EBITDA at comparable basis [a]	**226**	**179**
as % of sales	22.2%	19.9%
EBITDA [a]	**196**	**159**
as % of sales	19.3%	17.7%
Operating income at comparable basis [b]	**153**	**112**
as % of sales	15.0%	12.5%
Operating income	**116**	**92**
as % of sales	11.4%	10.2%

a) EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets. EBITDA at comparable basis excludes acquisition related restructuring expenses.

b) Operating income at comparable basis excludes acquisition related restructuring expenses and impairment of long-lived assets.

On a worldwide basis, all product segment sales increased above prior year levels. Sales in home, fabric and personal care categories posted double-digit growth. In particular the air care category, which had declining sales in the same period of last year, continued to deliver a strong double-digit increase in the second quarter.

Fragrance Ingredients

Sales of Fragrance Ingredients increased 15.8% in local currencies versus last year. Sales volumes continued at good levels in both quarters of 2010. Double-digit growth was achieved in all product categories, supported by re-stocking with key customers.

Fragrance Research

During the first six months of the year, the Fragrance Division commercialised several major innovative delivery systems and a new fragrance ingredient developed by Givaudan's Research and Technology teams.



Consistent with our search for superior fragrances, we launched a new, perfume-containing capsule, which is stable in liquid detergent.

The ground-breaking technology enables Givaudan's laundry care perfumers to create a system which combines liquid fragrance parts (oil-free) with an encapsulated fragrance compound. This new technology leads to an unprecedented level of freshness on dry fabric, even after days of storage.

As the use of liquid detergents increases significantly, this launch opens doors to new product introductions, further gaining consumer satisfaction about better-performing products.

Givaudan's portfolio of controlled fragrance release systems, which now encompasses Bloomtech™, Scentburst™, and Mechacaps™, covers the key drivers of consumer liking in the laundry scent experience. Mechacaps™ is a new technology which ensures long-lasting freshness and combats malodour on fabric. Bloomtech™ provides freshness in the context of hand wash detergents.

Givaudan has successfully introduced this technology portfolio across various household and personal care categories.

The company has also successfully demonstrated that the controlled fragrance release systems, Bloomtech™ and Scentburst™ can be used and combined to prolong the sensory experience in use and improve the deo-efficiency of fragrances.

In line with our efforts to ensure that our perfumers have the best creation palette in the industry, we introduced a novel, fruity, natural note reminiscent of blackcurrant and of the fruit of the eucalyptus tree. This new proprietary material, Cassyrane™, will find its place in creations ranging from men's colognes and shower gels to hair care applications. Its very low odour threshold makes it efficient at low dosages.

As part of the Givaudan Innovative Naturals programme, a new book by Givaudan scientist, Roman Kaiser, "The Scent of the Vanishing Flora" (to be published in November 2010) will receive the endorsement of the Convention on Biological Diversity, honouring four decades of Roman Kaiser's work and his passion for researching natural scents and for the reconstitution of endangered floral species.

Flavour Division

Sales at the Flavour Division increased to CHF 1,182 million, representing a growth of 8.1% in local currencies and 7.8% in Swiss francs.



Summary

Flavour Division sales increased to CHF 1,182 million, a growth of 8.1% in local currencies and 7.8% in Swiss francs. The excellent sales performance seen in the first quarter accelerated in the second quarter, which posted a growth of 8.7% in local currencies.

In an improved economic environment, the Flavour Division grew across all four regions. Strong new wins in the Sweet Goods, Beverage and Snacks segments contributed to the increase. Strong high double-digit gains were reported in all developing markets, continuing the strong growth trends from the first quarter. The mature markets delivered an accelerated growth over the first quarter, driven by volume gains and new wins particularly in North America.

EBITDA increased by 28.4% to CHF 294 million from CHF 229 million. The EBITDA on a comparable basis was CHF 303 million, above the CHF 245 million reported last year, mainly as a result of the higher sales, higher gross profit and tightly controlled expenses. When measured in local currency terms, the EBITDA on a comparable basis increased by 24.9%. The EBITDA margin on a comparable basis increased to 25.6% from 22.3% last year.

The operating income increased by 39.9% to CHF 214 million from CHF 153 million last year. The operating income on a comparable basis was CHF 224 million, above the CHF 170 million reported last year. When measured in local currency terms, the operating income on a comparable basis increased by 33.5%.

The operating margin on a comparable basis increased to 19.0% from 15.5% reported last year.

The Flavour Division growth strategies continued to have a positive impact on performance as demonstrated by the double-digit growth in developing markets, Health and Wellness taste solutions and with key targeted accounts.

Asia Pacific

Sales in Asia Pacific increased 10.6% in local currencies versus the first half of 2009. The developing markets of China, India and Thailand recorded strong growth stemming from significant Beverage, Snacks and Sweet Goods wins. Growth in the mature markets for the first six months was driven by improved results in Japan, South East Asia and the Korean markets. All major segments contributed to this result.

Discovery

TasteTrek™ Umami

As part of Givaudan's ongoing global quest to discover new taste technology, the Flavour Division embarked on TasteTrek™ Umami.

The team consisted of flavourists, chefs and analytical scientists from Japan and Europe.

The aim of TasteTrek™ Umami is to discover new taste molecules with the focus on umami and taste enhancement from ingredients used in the Japanese kitchen. For 2,000 years, the Japanese did not consume meat due to religious beliefs and it is only in the last 300 years that meat and dairy based ingredients have been used in cooking. As a result, the Japanese kitchen developed a range of unique ingredients used to provide taste enhancement and mouthfeel that meat, fat and dairy ingredients would normally provide.

The exercise resulted in the identification of a range of over 70 ingredients and the findings are laying the foundations for our future capabilities in taste enhancement for snacks and savoury.

For the Six Months Ended 30 June in millions of Swiss francs	2010	2009
Segment sales to third parties	**1,182**	**1,097**
EBITDA at comparable basis [a]	**303**	**245**
as % of sales	25.6%	22.3%
EBITDA[a]	**294**	**229**
as % of sales	24.9%	20.9%
Operating income at comparable basis [b]	**224**	**170**
as % of sales	19.0%	15.5%
Operating income	**214**	**153**
as % of sales	18.1%	13.9%

a) EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets. EBITDA at comparable basis excludes acquisition related restructuring expenses.

b) Operating income at comparable basis excludes acquisition related restructuring expenses and impairment of long-lived assets.

Performance

TasteSolutions™ Sweetness
Dr. Jay Slack of Givaudan Flavours, in collaboration with the German Institute of Nutrition and the University of New Mexico, publishes his findings on the first small molecule bitter receptor inhibitor in the journal Current Biology. The substance was discovered in the cellular studies by searching for molecules that would prevent bitter receptors from being activated by two widely used artificial sweeteners, acesulfame K and saccharin. Tests in human sensory trials showed that the reduction in receptor activation led to a significant decrease in the perceived bitterness of these sweeteners without affecting the sweet taste intensity. These properties make it an ideal candidate to improve the taste profile of products containing acesulfame K and saccharin in products such as sweetened beverages.



Europe, Africa and Middle East

Sales across Europe continued to improve in both mature and developing markets, recording a 5.8% growth in local currencies. Growth in the mature markets was driven by Western and Central Europe as a result of new wins in key categories. The developing markets grew at a double-digit pace for the first six months as Africa and Middle East continued their strong growth while Poland and Russia rebounded in an improved economic environment compared to 2009. Significant wins in Beverage, Sweet Goods and Snacks helped contribute to this result.

North America

Improved economic conditions, volume gains combined with strong Beverage, Dairy and Sweet Goods wins fuelled a 3.4% sales growth in local currencies. The sales momentum significantly improved in the second quarter and the pipeline for new customer briefs grew compared to first six months of 2009, particularly in the areas of Savoury, Beverage, Snacks and Sweet Goods.

Latin America

Sales performance in Latin America again delivered a strong growth rate of 26.1% against high comparables. Organic growth and significant new wins from all major segments supported the strong result particularly in the Beverage, Sweet Goods and Snacks segments.

Flavour Research

A strong science and technology programme is essential to capture all the opportunities that Givaudan has with its customers. There is an ever-increasing reliance on the company's resources to accelerate innovation with food and beverage companies.

Given the sustained interest in the Health and Wellness segment, it is not surprising to see a growing demand for sugar and salt replacement systems that are both cost effective and offer better performance. Givaudan has continued to innovate in the area of sweetness modulation with several additional materials expected to be ready for commercialisation this year.

A shift to tastants which are natural has emerged and the research programme has been adjusted to reflect this change in customer focus. A patented process for the extraction of trilobatin, a natural sweetness enhancer found in 'sweet tea', will be commercialised this year. The use of several high impact natural sweeteners (rebaudioside A, from stevia for example) has become more common as well, but these have negative sensory attributes, such as bitterness. A number of highly effective bitterness masking systems have been developed to facilitate the use of stevia-based sweeteners in food and beverage applications.

Focusing on salt replacement, the bioingredients programme continues to deliver incremental improvement in the full flavour delivery as we search for a better understanding of the synergistic interactions of multiple ingredients in the taste equation. The expertise gained over the past ten years in cheminformatics and computational chemistry is now leveraged effectively in the search for new natural ingredients which can enhance the umami and salt sensations in major savoury applications.

We continue to utilise TasteTrek™ field investigation techniques to explore new sensory space. Green tea products, which have solid appeal, useful top note and mouthfeel components, have been commercialised for beverage applications. The ability to investigate citrus varietals through our University of California relationship has led to some interesting fractions, more recently in the grapefruit family.

The proprietary Virtual Aroma Synthesizer™ (VAS) device technology continues to provide fruitful ways to enhance interaction at all levels in the sensory and flavour development domains. Its improved portability has provided a wealth of opportunities and for this reason efforts to enhance miniaturisation are always under investigation. In July, a new 12-channel prototype with enhanced portability over the larger miniVAS™ units will be available for testing. It is expected that this new development tool will create additional opportunities for increased interaction with our customers.

Knowledge of consumer preferences and the connection between these preferences and the flavour components that drive liking can have a major impact on the successful development of new products. The Sensory Science group has continued to develop new measurement and communication tools, many of which use proprietary sensory tools, which can facilitate the creation of a more comprehensive preference database. Recent focus has been placed on examination of consumer research methodology which is not biased. Through the use of non-verbal measurements such as breathing and heart rate, it has been possible to develop a consistent baseline of data which can be used to measure preference. Exploration of the emotional space is underway using these techniques as probes.

Flavour delivery systems often provide uniquely effective solutions, but cost can be a significant barrier to use. The Everfresh™ technology has been studied in order to develop a lower cost manufacturing process. This effort has resulted in a 30% reduction in the manufacturing cost and should enable this technology to be more widely utilised in flavouring solutions. A major focus of the



PureDelivery™ encapsulation technology has been to continuously improve the controlled release dynamics. Recent success in this area has enabled Givaudan to offer products which have a sequenced release with a delay between the display of two unique flavour profiles, for example citrus and mint.

In addition to the technical innovation carried out internally, Givaudan aggressively pursues specific open innovation goals through collaboration with world-class academic and industrial partners. Together, a solid technology network has been established which captures the value of emerging science and facilitates the acceleration of research to develop next-generation customer solutions.



Half Year Financial Report 2010

Performance
In specially designed mixing rooms, robots are used to pour and mix liquid components for fragrance compounds.

The highly automated compounding process, is at the root of our best-in-class lead times in the industry.

Interim Condensed Consolidated Financial Statements (unaudited)

Condensed consolidated income statement for the Six Months Ended 30 June

in millions of Swiss francs, except for per share data	Note	2010	2009
Sales		2,199	1,996
Cost of sales		(1,170)	(1,100)
Gross profit		**1,029**	**896**
as % of sales		46.8%	44.9%
Marketing and distribution expenses		(305)	(294)
Research and product development expenses		(171)	(164)
Administration expenses		(72)	(71)
Amortisation of intangible assets		(94)	(82)
Share of loss of jointly controlled entities		-	(1)
Other operating income	5	6	5
Other operating expense	6	(63)	(44)
Operating income		**330**	**245**
as % of sales		15.0%	12.3%
Financing costs	7	(54)	(75)
Other financial income (expense), net	8	(13)	(40)
Income before taxes		**263**	**130**
Income taxes		(63)	(34)
Income for the period		**200**	**96**
Attribution			
Income attributable to non-controlling interests		-	1
Income attributable to equity holders of the parent		200	95
as % of sales		9.1%	4.8%
Earnings per share – basic (CHF)	9	**22.58**	**12.62**
Earnings per share – diluted (CHF)	9	**22.45**	**12.58**

The notes on pages 21 to 27 form an integral part of these interim condensed consolidated financial statements (unaudited).

Condensed consolidated statement of comprehensive income for the Six Months Ended 30 June

in millions of Swiss francs	Note	2010	2009
Income for the period		**200**	**96**
Available-for-sale financial assets			
Movement on fair value for available-for-sale financial assets, net		(2)	17
Movement on deferred taxes on fair value adjustments		1	1
(Gain) loss on available-for-sale financial assets removed from equity and recognised in the consolidated income statement		-	2
Cash flow hedges			
Fair value adjustments in year		(16)	(4)
Removed from equity			
- and recognised in the consolidated income statement		4	13
- and recognised in non-financial assets (inventories)		-	5
Exchange differences arising on translation of foreign operations			
Change in currency translation		1	143
Other comprehensive income for the period		**(12)**	**177**
Total comprehensive income for the period		**188**	**273**
Attribution			
Total comprehensive income attributable to non-controlling interests		-	1
Total comprehensive income attributable to equity holders of the parent		188	272

The notes on pages 21 to 27 form an integral part of these interim condensed consolidated financial statements (unaudited).

Condensed consolidated statement of financial position at Period Ended

in millions of Swiss francs	Note	30 June 2010	31 December 2009
Cash and cash equivalents		486	825
Derivative financial instruments		84	35
Derivatives on own equity instruments		18	14
Available-for-sale financial assets		48	18
Accounts receivable – trade		844	685
Inventories		727	633
Current income tax assets		69	73
Assets held for sale		16	12
Other current assets		119	94
Current assets		**2,411**	**2,389**
Property, plant and equipment		1,388	1,437
Intangible assets		2,950	3,014
Deferred income tax assets		95	47
Assets for post-employment benefits		82	71
Jointly controlled entities		7	6
Other long-term assets		122	119
Non-current assets		**4,644**	**4,694**
Total assets		**7,055**	**7,083**
Short-term debt	10	42	791
Derivative financial instruments		56	29
Accounts payable – trade and others		304	322
Accrued payroll & payroll taxes		118	92
Current income tax liabilities		90	69
Financial liability: own equity instruments		30	30
Provisions		36	25
Other current liabilities		98	108
Current liabilities		**774**	**1,466**
Derivative financial instruments		65	54
Long-term debt	10	2,160	2,282
Provisions		79	100
Liabilities for post-employment benefits		142	130
Deferred income tax liabilities		218	186
Other non-current liabilities		57	53
Non-current liabilities		**2,721**	**2,805**
Total liabilities		**3,495**	**4,271**
Share capital	11	92	85
Retained earnings and reserves	11	4,495	3,741
Hedging reserve		(57)	(45)
Own equity instruments	12	(131)	(132)
Fair value reserve for available-for-sale financial assets		7	8
Cumulative translation differences		(851)	(852)
Equity attributable to equity holders of the parent		**3,555**	**2,805**
Non-controlling interests		5	7
Total equity		**3,560**	**2,812**
Total liabilities and equity		**7,055**	**7,083**

The notes on pages 21 to 27 form an integral part of these interim condensed consolidated financial statements (unaudited).

Condensed consolidated statement of changes in equity for the Six Months Ended 30 June

In millions of Swiss francs	Note	Share capital	Retained earnings and reserves	Own equity instruments	Hedging reserve	Fair value reserve for available-for-sale financial assets	Currency translation differences	Equity attributable to equity holders of the parent	Non-controlling interests	Total equity
Balance as at 1 January 2010		**85**	**3,741**	**(132)**	**(45)**	**8**	**(852)**	**2,805**	**7**	**2,812**
Income for the period			200					200	-	200
Available-for-sale financial assets						(1)		(1)		(1)
Cash flow hedges					(12)			(12)		(12)
Exchange differences arising on translation of foreign operations							1	1	-	1
Total comprehensive income for the period			**200**		**(12)**	**(1)**	**1**	**188**	**-**	**188**
Issuance of shares	11	7	741					748		748
Dividends paid	11		(187)					(187)		(187)
Changes in non-controlling interests									(2)	(2)
Movement on own equity instruments, net	12			1				1		1
Net change in other equity items		**7**	**554**	**1**				**562**	**(2)**	**560**
Balance as at 30 June 2010		**92**	**4,495**	**(131)**	**(57)**	**7**	**(851)**	**3,555**	**5**	**3,560**
Balance as at 1 January 2009		**73**	**3,153**	**(157)**	**(51)**	**(28)**	**(903)**	**2,087**	**6**	**2,093**
Income for the period			95					95	1	96
Available-for-sale financial assets						20		20		20
Cash flow hedges					14			14		14
Exchange differences arising on translation of foreign operations							143	143	-	143
Total comprehensive income for the period			**95**		**14**	**20**	**143**	**272**	**1**	**273**
Issuance of shares	11	12	460					472		472
Dividends paid	11		(71)					(71)		(71)
Movement on own equity instruments, net	12			10				10		10
Net change in other equity items		**12**	**389**	**10**				**411**		**411**
Balance as at 30 June 2009		**85**	**3,637**	**(147)**	**(37)**	**(8)**	**(760)**	**2,770**	**7**	**2,777**

The notes on pages 21 to 27 form an integral part of these interim condensed consolidated financial statements (unaudited).

Condensed consolidated cash flow statement for the Six Months Ended 30 June

in millions of Swiss francs	Note	2010	2009
Income for the period		200	96
Income tax expense		63	34
Interest expense		43	64
Non-operating income and expense		24	51
Operating income		330	245
Depreciation of property, plant and equipment		58	60
Amortisation of intangible assets		94	82
Impairment of long-lived assets		8	1
Other non-cash items			
- share-based payments		6	6
- additional and unused provisions, net		31	29
- other non-cash items		1	(11)
Adjustments for non-cash items		198	167
(Increase) decrease in inventories		(90)	85
(Increase) decrease in accounts receivable		(155)	(61)
(Increase) decrease in other current assets		(27)	(36)
Increase (decrease) in accounts payable		26	37
Increase (decrease) in other current liabilities		18	21
(Increase) decrease in working capital		(228)	46
Income taxes paid		**(44)**	**(9)**
Other operating cash flows, net [a]		**(27)**	**(27)**
Cash flows from (for) operating activities		**229**	**422**
Increase in long-term debt	10	99	297
(Decrease) in long-term debt	10	(198)	(150)
Increase in short-term debt		-	-
(Decrease) in short-term debt	10	(32)	(202)
Interest paid		(81)	(88)
Dividends paid	11	(187)	(71)
Issuance of shares	11		480
Purchase and sale of own equity instruments, net	12	1	4
Others, net		3	(4)
Cash flows from (for) financing activities		**(395)**	**266**
Acquisition of property, plant and equipment		(33)	(43)
Acquisition of intangible assets		(34)	(35)
Proceeds from the disposal of property, plant and equipment		1	-
Interest received		2	3
Purchase and sale of available-for-sale financial assets, net		(29)	83
Purchase and sale of derivative financial instruments, net		(2)	4
Others, net		(36)	(18)
Cash flows from (for) investing activities		**(131)**	**(6)**
Net increase (decrease) in cash and cash equivalents		**(297)**	**682**
Net effect of currency translation on cash and cash equivalents		(42)	9
Cash and cash equivalents at the beginning of the period		825	419
Cash and cash equivalents at the end of the period		**486**	**1,110**

a) Other operating cash flows, net mainly consist of the utilisation of provisions.

The notes on pages 21 to 27 form an integral part of these interim condensed consolidated financial statements (unaudited).

Notes to the interim condensed consolidated financial statements (unaudited)

1. Group Organisation

Givaudan SA and its subsidiaries (hereafter "the Group") operate under the name Givaudan. Givaudan SA is a limited liability company incorporated and domiciled in Switzerland. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries and branches in more than 40 countries. Worldwide, it employs 8,511 people.

2. Basis of Preparation of Financial Statements

These financial statements are the unaudited interim condensed consolidated financial statements (hereafter "the interim financial statements") of the Group for the six month period ended 30 June 2010 (hereafter "the interim period"). They have been prepared in accordance with the International Accounting Standard 34 "Interim Financial Reporting".

The interim financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

These interim financial statements should be read in conjunction with the 2009 consolidated financial statements as they provide an update of the most recent financial information available.

Income tax expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

These interim financial statements are not audited. The 31 December 2009 statement of financial position has been derived from the audited 2009 consolidated financial statements. Givaudan SA's Board of Directors approved these interim financial statements on 4 August 2010.

3. Accounting Policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2009, as described in the 2009 consolidated financial statements for the year ended 31 December 2009, with the exception of the adoption as of 1 January 2010 of the standards and interpretations described below and a voluntary change in accounting policy regarding the own equity instruments classified as derivatives.

IFRS 3 Business Combinations (revised) continues to apply the acquisition method to business combinations, with some significant changes. This standard applies prospectively to all future business combinations.

Amendments to IAS 27 Consolidated and Separate Financial Statements requires the effects of all transactions with a non-controlling interest to be recognised in equity if there is no change in control and these transactions will no longer result in adjustments to goodwill or recognition of gains and losses. The standard also specifies the accounting when control is lost. These amendments apply prospectively and affect future acquisitions or loss of control of subsidiaries and transactions with non-controlling interests.

Amendment to IAS 39 Financial Instruments Recognition and Measurement. Eligible Hedged Items clarifies whether a hedged risk or portion of cash flows is eligible for hedge accounting. The adoption of this amendment did not have any impact on the consolidated financial statements of the Group but will be considered prospectively to relevant hedging relationships.

Improvements to IFRSs (May 2008) clarifies disclosure requirements when the entity is committed to a sale plan involving loss of control of a subsidiary when criteria and definitions are met in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Improvements to IFRSs (April 2009) set out amendments across 12 different standards, related basis for conclusions and guidance. They relate to IFRS 2 Share-based Payment, IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, IFRS 8 Operating Segments, IAS 1 Presentation of Financial Statements, IAS 7 Statement of Cash Flows, IAS 17 Leases, IAS 18 Revenue, IAS 36 Impairment of Assets, IAS 38 Intangible Assets, IAS 39 Financial Instruments: Recognition and Measurement, IFRIC 9 Reassessment of Embedded Derivatives, and IFRIC 16 Hedges of a Net Investment in a Foreign Operation. The adoption of these improvements did not have any impact on the consolidated financial statements of the Group.

Amendments to IFRS 1: Additional Exemptions for First-time Adopters provides further exemptions for the use of deemed costs for oil and gas assets, arrangement containing a lease, and decommissioning liabilities included in the costs of property, plant and equipment. The adoption of these amendments did not have any impact on the consolidated financial statements of the Group.

Amendments to IFRS 2: Group Cash-settled Share-based Payment Transactions clarifies the scope and the accounting for such transactions in the separate or individual financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share-based payment transaction. The adoption of this amendment did not have any impact on the consolidated financial statements of the Group.

IFRIC 17 Distribution of non-cash assets to owners provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. This interpretation had no effect on the consolidated financial statements of the Group.

Accounting for own equity instruments classified as derivatives. For the six months ended 30 June 2010 the Group has modified the accounting policy with respect to the presentation of the change in fair value and realised gains or losses on own equity instruments classified as derivatives from the line other financial (income) expense, net to each relevant line of the operating expenses. These own equity instruments are used to hedge the cash-settled share option plans. The Group believes that subsequent measurements of the hedge item (the cash-settled payment liability) and the hedge instruments (the own equity instruments classified as derivatives) shall be both recorded in operating income to provide more relevant information of the hedge activities related to the share options plans and to provide more accurate information on the operating performance. This change in presentation does not affect significantly the operating income and, as such, no adjustment was deemed necessary to prior year comparative information.

4. Segment Information

For the Six Months Ended 30 June, in millions of Swiss francs	Fragrances 2010	Fragrances 2009	Flavours 2010	Flavours 2009	Group 2010	Group 2009
Segment sales	1,017	901	1,183	1,099	2,200	2,000
Less inter segment sales [a]	-	(2)	(1)	(2)	(1)	(4)
Segment sales to third parties	**1,017**	**899**	**1,182**	**1,097**	**2,199**	**1,996**
Operating income at comparable basis	**153**	**112**	**224**	**170**	**377**	**282**
as % of sales	15.0%	12.5%	19.0%	15.5%	17.1%	14.1%
Segment assets [b]	**2,484**	**2,481**	**3,432**	**3,608**	**5,916**	**6,089**

a) Transfer prices for inter-divisional sales are set on an arm's length basis.

b) Segment assets consist of investment in jointly controlled entities, property, plant and equipment, intangibles, inventories and receivables.

Reconciliation Table to Group's Operating Income

For the Six Months Ended 30 June, in millions of Swiss francs	Fragrances 2010	Fragrances 2009	Flavours 2010	Flavours 2009	Group 2010	Group 2009
Operating income at comparable basis	153	112	224	170	377	282
Integration and restructuring costs	(30)	(20)	(9)	(16)	(39)	(36)
Impairment of long-lived assets	(7)		(1)	(1)	(8)	(1)
Operating income	116	92	214	153	330	245
as % of sales	11.4%	10.2%	18.1%	13.9%	15.0%	12.3%
Financing costs					**(54)**	**(75)**
Other financial income (expense), net					**(13)**	**(40)**
Income before taxes					**263**	**130**
as % of sales					12.0%	6.5%

5. Other Operating Income

For the Six Months Ended 30 June, in millions of Swiss francs	2010	2009
Gains on fixed assets disposal	-	-
Interest on accounts receivable-trade	1	1
Royalty income		1
Other income	5	3
Total other operating income	**6**	**5**

6. Other Operating Expense

For the Six Months Ended 30 June, in millions of Swiss francs	2010	2009
Impairment of long-lived assets	8	1
Losses on fixed assets disposals	-	1
Business related information management project costs	3	4
Quest integration expense	39	36
Other business taxes	4	4
Other expenses	9	(2)
Total other operating expense	**63**	**44**

In the six months ended 30 June 2010, the Group incurred significant expenses in connection with the combination with Quest International. Integration related charges of CHF 39 million (2009: CHF 36 million) and asset impairments of CHF 8 million (2009: CHF 1 million) have been recognised in the other operating expense.

7. Financing Costs

For the Six Months Ended 30 June, in millions of Swiss francs	2010	2009
Interest expense	43	64
Derivative interest (gains) losses	5	-
Mandatory conversion feature of the Mandatory Convertible Securities	4	8
Amortisation of debt discounts	2	3
Total financing costs	**54**	**75**

8. Other Financial (Income) Expense, Net

For the Six Months Ended 30 June, in millions of Swiss francs	2010	2009
Fair value and realised (gains) losses from derivatives instruments, net (at fair value through income statement)	(30)	46
Fair value and realised (gains) losses from own equity instruments, net		11
Exchange (gains) losses, net	41	(31)
Impairment of available-for-sale financial assets		8
Gains from available-for-sale financial assets	-	-
Losses from available-for-sale financial assets		1
Realised gains from available-for-sale financial assets removed from equity	(1)	(3)
Realised losses from available-for-sale financial assets removed from equity	-	5
Interest income	(2)	(3)
Capital taxes and other non-business taxes	4	3
Other (income) expense, net	1	3
Total other financial (income) expense, net	**13**	**40**

9. Earnings Per Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the net income attributable to equity holders by the weighted average number of shares outstanding.

	2010	2009
Income attributable to equity holders of the parent (CHF million)	**200**	**95**

Weighted average number of shares outstanding [a]		
Ordinary shares	9,005,630	7,691,930
Treasury shares	(147,580)	(164,684)
Net weighted average number of shares outstanding	**8,858,050**	**7,527,246**

Basic earnings per share (CHF)	**22.58**	**12.62**

a) The issuance of 736,785 shares in 2010 related to the MCS conversion decreased the EPS.

Diluted Earnings Per Share

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares.

	2010	2009
Income attributable to equity holders of the parent (CHF million)	**200**	**95**

Weighted average number of shares outstanding for diluted earnings per share of 50,371 (2009: 26,406)	**8,908,421**	**7,553,652**

Diluted earnings per share (CHF)	**22.45**	**12.58**

10. Debt

2010 in millions of Swiss francs	Within 1 to 3 years	Within 3 to 5 years	Thereafter	Total long-term	Short-term within 1 year	Total
Floating rate debt						
Bank borrowings					1	1
Syndicated loan – unhedged part	25			25		25
Bank overdrafts					3	3
Total floating rate debt	**25**			**25**	**4**	**29**
Fixed rate debt						
Straight bonds	574	298		872		872
Private placements	119	285	59	463	38	501
Syndicated loan – hedged part	800			800		800
Total fixed rate debt	**1,493**	**583**	**59**	**2,135**	**38**	**2,173**
Balance as at 30 June	**1,518**	**583**	**59**	**2,160**	**42**	**2,202**

2009 in millions of Swiss francs	Within 1 to 3 years	Within 3 to 5 years	Thereafter	Total long-term	Short-term within 1 year	Total
Floating rate debt						
Bank borrowings					2	2
Syndicated loan – unhedged part	25			25		25
Bank overdrafts					9	9
Total floating rate debt	**25**			**25**	**11**	**36**
Fixed rate debt						
Straight bonds	573	297		870		870
Private placements	36	342	109	487	31	518
Syndicated loan – hedged part	900			900		900
Mandatory Convertible Securities (MCS)					749	749
Total fixed rate debt	**1,509**	**639**	**109**	**2,257**	**780**	**3,037**
Balance as at 31 December	**1,534**	**639**	**109**	**2,282**	**791**	**3,073**
Balance as at 31 December (excluding MCS)	**1,534**	**639**	**109**	**2,282**	**42**	**2,324**

In March 2010 the Mandatory Convertible Securities (MCS) with a value of CHF 750 million matured and the Givaudan shares were delivered to holders of these securities. In total 736,785 new shares were delivered to holders of MCS.

Givaudan United States, Inc. redeemed USD 30 million of the private placements in May 2010, the total outstanding at 30 June 2010 being USD 325 million (equivalent to CHF 350 million).

In January 2010, Givaudan SA reimbursed a CHF 100 million portion of the syndicated loan. The outstanding amount of the syndicated loan at 30 June 2010 is CHF 825 million (2009: CHF 1,325 million) of which CHF 800 million (2009: 900 million) is based on a fixed rate.

The Group has entered into several private placements and into a syndicated loan which contain various covenants with externally imposed capital requirements. The Group was in compliance with these requirements as at 30 June 2010.

11. Equity

At the Annual General Meeting held on 25 March 2010 the distribution of an ordinary dividend of CHF 20.60 per share (2009: in the form of cash, CHF 10.00, and one warrant, CHF 10.00) was approved.

On 26 February 2010, the share capital was increased through the issuance of 736,785 fully paid-in registered shares from authorised capital with a nominal value of CHF 10.00 each. These shares were delivered to holders of the MCS in March 2010. This resulted in an increase of CHF 7,367,850 in share capital and an increase of CHF 741,272,021 in reserves.

At the 2010 Annual General Meeting, shareholders also approved the creation of authorised capital for a maximum nominal value of CHF 10,000,000 limited to 26 March 2012.

At 30 June 2010, the share capital amounts to CHF 92,335,860 divided into 9,233,586 fully paid-up registered shares with a nominal value of CHF 10.00 each. Each share gives the right to one vote.

12. Own Equity Instruments

The Group holds own equity instruments and derivatives on own shares mainly to cover the anticipated obligations related to the executive share option plans. At 30 June 2010, the Group held 139,136 own shares (2009: 158,245), as well as derivatives on own shares equating to a net short position of 195,987 shares (2009: 215,444).

Contact

Givaudan SA
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
www.givaudan.com

General information:
T + 41 22 780 91 11
F + 41 22 780 91 50

Media and investor relations:
T + 41 22 780 90 53
F + 41 22 780 90 90

Share registry:
SAG SEGA Aktienregister AG
Postfach
CH – 4601 Olten
Switzerland
T + 41 62 205 36 95
F + 41 62 205 39 66

The Givaudan Half Year Report 2010 is published in English, German and French.
The Givaudan Half Year Financial Report is published in English.

Printed in Switzerland


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